Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202. 220.8412

ericsimanek@eversheds-sutherland.us

April 4, 2025

VIA EDGAR

Kate Tillan

Jason Niethamer

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-271910

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated February 18, 2025, regarding Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on January 27, 2025 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto.

April 4, 2025

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors

Risk Related to the Trust’s Investments

The Trust will face currency exchange rate risk, page 13

1.	Comment: We note your disclosure on page 14 that “[a]s of March 8, 2024, the exchange rate was 1.0943 Euro/U.S. dollar.” Please revise to update this disclosure as of the most recent practicable date. Similarly, please revise to update your disclosure on page 30 regarding the performance of EUAs, your disclosure on page 45 regarding the comparison between the daily settlement price of the Daily EUA Futures and the daily EUA End of Day Index values and your disclosure on page 46 regarding the comparison between the Daily EUA Futures and EUA spot prices.

Response: The Registration Statement has been revised accordingly.

U.S. Federal Income Tax Consequences, page 63

2.	Comment: Refer to your first sentence in this section describing the discussion as “a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares.” Please revise to clarify, if true, that you disclose all material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares, not just “certain” consequences or advise.

Response: The tax opinion has been revised accordingly.

3.	Comment: Item 601(b)(8) of Regulation S-K permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement. Refer to your statement in the first paragraph that the discussion in this section “represents, insofar as it describes conclusions as to the U.S. federal income tax law and subject to the limitations and qualifications described herein, the opinion of Eversheds Sutherland (US) LLP, U.S. federal income tax counsel to the Sponsor.” Please also refer to the statement in the third paragraph of the tax opinion filed as Exhibit 8.1 to the effect that tax counsel’s opinion in the registration statement as to material U.S. federal income tax consequences is “subject to the qualifications and assumptions stated in the Discussion, the limitations and qualifications set forth herein, and the representations in the Representation Letter.” Please revise this section of the registration statement to disclose all limitations, qualifications and legal representations to which the tax opinion is subject and have counsel revise its tax option to clarify that all such limitations, qualifications and representations are disclosed in the registration statement discussion that constitutes counsel’s opinion and to state, if true, that the representations in the Representation Letter are factual representations rather than legal representations.

Response: The tax opinion has been revised accordingly.

Exhibits and Financial Statement Schedules, page II-2

4.	Comment: Please file as an exhibit the Liquidity Provider Agreement with Vertis or advise why you believe it is not required to be filed pursuant to Item 601b)(10) of Regulation S-K.

Response: Each Liquidity Provider Agreement has been filed as an exhibit to the Registration Statement.

April 4, 2025

5.	Comment: The audit report on page F-2 is dated January 21, 2025. The consent included in Exhibit 23.3 refers to an audit report dated January 6, 2025. In the next amendment, please ask your independent registered public accounting firm to ensure the date in their consent is consistent with the date of their audit report.

Response: The date of the auditor’s consent is consistent with the date of their audit report.

6.	Comment: Refer to the exclusion from the scope of counsel’s opinion filed as Exhibit 5.1: “laws applicable due to the particular nature or scope of the assets or activities of the Trust, and rules, regulations, orders, and decisions relating thereto” and advise how this exclusion is consistent with the requirements of Item 601(b)(5) of Regulation S-K which must cover all applicable Delaware statutory provisions and reported judicial decisions interpreting these laws.

Response: The opinion has been revised to remove the referenced exclusion.

7.	Comment: Refer to Exhibit 5.1. Pursuant to SLB 19 issued by the Division of Corporation Finance, the staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Accordingly, please have Potter Anderson & Corroon LLP revise its legal opinion to exclude the Trust from assumption (ii) in paragraph B and remove assumption (v) from paragraph C. For guidance, see Staff Legal Bulletin 19.II.b.3.

Response: The opinion has been revised accordingly.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-220-8412

ericsimanek@eversheds-sutherland.us